# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tectonic Therapeutic, Inc., CIK 0001681087
CUSIP: 878972108
Title of class of securities: Common Stock, $0.0001 par value per share.
Address of issuer's principal executive offices: 490 Arsenal Way, Suite 210, Watertown, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 02/05/2025
Amends the filing with accession number 0001193125-24-167893
Filed by CIK 0001117003
Persons authorized to receive notices and communications: Lauren Crockett, One Marina Park Drive, 8th Floor, Boston, Massachusetts (MA), 02210, (781) 290-0770

## Reporting persons
- Terrance McGuire (CIK 0001117003): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,157,977; sole dispositive power 0; shared dispositive power 1,157,977; aggregate amount beneficially owned 1,157,977 (6.3% of the class)
  Comment: Consists of (i) 20,262 shares of Common Stock (as defined in Item 1 of the Original Schedule 13D (as defined below)) held by PFC I (as defined in Item 2(a) of the Original Schedule 13D), (ii) 64,652 shares of Common Stock held by PFC II (as defined in Item 2(a) of the Original Schedule 13D) and (iii) 1,073,063 shares of Common Stock held by PP IX (as defined in Item 2(a) of the Original Schedule 13D). The aggregate amount beneficially owned does not include 11,760 shares of Common Stock granted to Mr. McGuire in his capacity as a director of the Issuer because such shares are not exercisable as of the date of filing this Amendment (as defined in Item 1 below) or within 60 days thereafter. PFCM I (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of PFC I. Each of Mr. Flint and Mr. McGuire, a member of the Issuer's (as defined in Item 1 of the Original Schedule 13D) board of directors, are managing members of PFCM I. Each of PFCM I, Mr. Flint and Mr. McGuire may be deemed to have shared voting, investment and dispositive power with respect to the shares held by PFC I. PFCM II (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of PFC II. Each of Mr. Flint and Mr. McGuire, a member of the Issuer's board of directors, are managing members of PFCM II. Each of PFCM II, Mr. Flint and Mr. McGuire may be deemed to have shared voting, investment and dispositive power with respect to the shares held by PFC II. PP GP IX (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of PP IX. The PP GP IX Managing Members (as defined in Item 2(c) of the Original Schedule 13D) are the managing members of PP GP IX, and Mr. McGuire, a member of the Issuer's board of directors, is an interest holder in PP GP IX. Each of PP GP IX, the PP GP IX Managing Members and Mr. McGuire may be deemed to have shared voting, investment and dispositive power with respect to the shares held by PP IX.
  
  Percentage based on 18,442,154 shares of Common Stock, which consists of (i) 14,752,689 shares of Common Stock outstanding as of November 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter-ended September 30, 2024, filed with the Securities and Exchange Commission (the "Commission") on November 12, 2024 (the "Form 10-Q") plus (ii) 3,689,465 shares of Common Stock sold by the Issuer in a private placement (the "Private Placement"), as reported by the Issuer in its Current Report on Form 8-K, filed with the Commission on February 3, 2025 (the "Form 8-K").
- Polaris Partners IX, L.P. (CIK 0001779755): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,073,063; sole dispositive power 0; shared dispositive power 1,073,063; aggregate amount beneficially owned 1,073,063 (5.8% of the class)
  Comment: All shares are held of record by PP IX. PP GP IX is the general partner of PP IX. The PP GP IX Managing Members are the managing members of PP GP IX, and Mr. McGuire, a member of the Issuer's board of directors, is an interest holder in PP GP IX. Each of PP GP IX, the PP GP IX Managing Members and Mr. McGuire may be deemed to have shared voting, investment and dispositive power with respect to the shares held by PP IX.
  
  Percentage based on 18,442,154 shares of Common Stock, which consists of (i) 14,752,689 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q plus (ii) 3,689,465 shares of Common Stock sold by the Issuer in the Private Placement, as set forth in the Form 8-K.
- Polaris Partners GP IX, L.L.C. (CIK 0001877150): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,073,063; sole dispositive power 0; shared dispositive power 1,073,063; aggregate amount beneficially owned 1,073,063 (5.8% of the class)
  Comment: All shares are held of record by PP IX. PP GP IX is the general partner of PP IX. The PP GP IX Managing Members are the managing members of PP GP IX, and Mr. McGuire, a member of the Issuer's board of directors, is an interest holder in PP GP IX. Each of PP GP IX, the PP GP IX Managing Members and Mr. McGuire may be deemed to have shared voting, investment and dispositive power with respect to the shares held by PP IX.
  
  Percentage based on 18,442,154 shares of Common Stock, which consists of (i) 14,752,689 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q plus (ii) 3,689,465 shares of Common Stock sold by the Issuer in the Private Placement, as set forth in the Form 8-K.
- Polaris Founders Capital Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 20,262; sole dispositive power 0; shared dispositive power 20,262; aggregate amount beneficially owned 20,262 (0.1% of the class)
  Comment: All shares are held of record by PFC I. PFCM I is the general partner of PFC I. Each of Mr. Flint and Mr. McGuire, a member of the Issuer's board of directors, are managing members of PFCM I. Each of PFCM I, Mr. Flint and Mr. McGuire may be deemed to have shared voting, investment and dispositive power with respect to the shares held by PFC I.
  
  Percentage based on 18,442,154 shares of Common Stock, which consists of (i) 14,752,689 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q plus (ii) 3,689,465 shares of Common Stock sold by the Issuer in the Private Placement, as set forth in the Form 8-K.
- Polaris Founders Capital Fund Management Co. I, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,262; sole dispositive power 0; shared dispositive power 20,262; aggregate amount beneficially owned 20,262 (0.1% of the class)
  Comment: All shares are held of record by PFC I. PFCM I is the general partner of PFC I. Each of Mr. Flint and Mr. McGuire, a member of the Issuer's board of directors, are managing members of PFCM I. Each of PFCM I, Mr. Flint and Mr. McGuire may be deemed to have shared voting, investment and dispositive power with respect to the shares held by PFC I.
  
  Percentage based on 18,442,154 shares of Common Stock, which consists of (i) 14,752,689 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q plus (ii) 3,689,465 shares of Common Stock sold by the Issuer in the Private Placement, as set forth in the Form 8-K.
- Polaris Founders Capital Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 64,652; sole dispositive power 0; shared dispositive power 64,652; aggregate amount beneficially owned 64,652 (0.4% of the class)
  Comment: All shares are held of record by PFC II. PFCM II is the general partner of PFC II. Each of Mr. Flint and Mr. McGuire, a member of the Issuer's board of directors, are managing members of PFCM II. Each of PFCM II, Mr. Flint and Mr. McGuire may be deemed to have shared voting, investment and dispositive power with respect to the shares held by PFC II.
  
  Percentage based on 18,442,154 shares of Common Stock, which consists of (i) 14,752,689 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q plus (ii) 3,689,465 shares of Common Stock sold by the Issuer in the Private Placement, as set forth in the Form 8-K.
- Polaris Founders Capital Fund Management Co. II, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 64,652; sole dispositive power 0; shared dispositive power 64,652; aggregate amount beneficially owned 64,652 (0.4% of the class)
  Comment: All shares are held of record by PFC II. PFCM II is the general partner of PFC II. Each of Mr. Flint and Mr. McGuire, a member of the Issuer's board of directors, are managing members of PFCM II. Each of PFCM II, Mr. Flint and Mr. McGuire may be deemed to have shared voting, investment and dispositive power with respect to the shares held by PFC II.
  
  Percentage based on 18,442,154 shares of Common Stock, which consists of (i) 14,752,689 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q plus (ii) 3,689,465 shares of Common Stock sold by the Issuer in the Private Placement, as set forth in the Form 8-K.
- Jonathan Flint (CIK 0001295676): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 84,914; sole dispositive power 0; shared dispositive power 84,914; aggregate amount beneficially owned 84,914 (0.5% of the class)
  Comment: Consists of (i) 20,262 shares of Common Stock held by PFC I and (ii) 64,652 shares of Common Stock held by PFC II. PFCM I is the general partner of PFC I. Each of Mr. Flint and Mr. McGuire, a member of the Issuer's board of directors, are managing members of PFCM I. Each of PFCM I, Mr. Flint and Mr. McGuire may be deemed to have shared voting, investment and dispositive power with respect to the shares held by PFC I. PFCM II is the general partner of PFC II. Each of Mr. Flint and Mr. McGuire, a member of the Issuer's board of directors, are managing members of PFCM II. Each of PFCM II, Mr. Flint and Mr. McGuire may be deemed to have shared voting, investment and dispositive power with respect to the shares held by PFC II.
  
  Percentage based on 18,442,154 shares of Common Stock, which consists of (i) 14,752,689 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q plus (ii) 3,689,465 shares of Common Stock sold by the Issuer in the Private Placement, as set forth in the Form 8-K.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share.
Name of issuer: Tectonic Therapeutic, Inc.
Address of issuer's principal executive offices: 490 Arsenal Way, Suite 210, Watertown, Massachusetts (MA), 02472
Comment: Explanatory Note: This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on June 25, 2024 (the "Original Schedule 13D"). Only those items that are hereby reported are amended; all other items reports in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defines in this Amendment have the meanings ascribed to them in the Original Schedule 13D. This Amendment is being filed to update the aggregate percentage of Common Stock owned by the Reporting Persons due to dilution caused by the Issuer's sale of additional shares of its Common Stock from time to time since the date of the filing of the Original Schedule 13D. Such transactions resulted in a decrease of over one percent (1%) in the aggregate ownership reported by the Reporting Persons in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: To Come
Residence or business address: To Come
Present principal occupation or employment: To Come
Criminal convictions in the last five years: To Come
Civil proceedings (securities laws) in the last five years: To Come
Citizenship: To Come

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: To Come

## Item 4. Purpose of Transaction
Purpose of transaction:
Solely on behalf of, and only to the extent that it relates to, the Reporting Persons, Item 4 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons have previously reserved the right and continue to reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs), and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's stock in particular, as well as other developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover pages of this Amendment for each Reporting Person and the corresponding comments.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover pages of this Amendment for each Reporting Person and the corresponding comments.
Transactions in the class effected during the past sixty days: To Come
Other persons with the right to receive dividends or sale proceeds: To Come
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: To Come

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To Come

## Signatures
- Terrance McGuire: /s/ Lauren Crockett*, Lauren Crockett/Attorney-in-Fact (02/07/2025)
- Polaris Partners IX, L.P.: /s/ Lauren Crockett, Lauren Crockett/General Counsel of Polaris Partners GP IX, L.L.C. the General Partner of Polaris Partners IX, L.P. (02/07/2025)
- Polaris Partners GP IX, L.L.C.: /s/ Lauren Crockett, Lauren Crockett/General Counsel (02/07/2025)
- Polaris Founders Capital Fund I, L.P.: /s/ Gregg Rubin, Gregg Rubin/General Partner of Polaris Founders Capital Management Co. I, L.L.C. the General Partner of Polaris Founders Capital Fund I, L.P. (02/07/2025)
- Polaris Founders Capital Fund Management Co. I, L.L.C.: /s/ Gregg Rubin, Gregg Rubin/General Partner (02/07/2025)
- Polaris Founders Capital Fund II, L.P.: /s/ Harold Friedman, Harold Friedman/Vice President of Polaris Founders Capital Management Co. II, L.L.C. the General Partner of Polaris Founders Capital Fund II, L.P. (02/07/2025)
- Polaris Founders Capital Fund Management Co. II, L.L.C.: /s/ Harold Friedman, Harold Friedman/Vice President (02/07/2025)
- Jonathan Flint: /s/ Lauren Crockett*, Lauren Crockett/Attorney-in-Fact (02/07/2025)
Comment: [* This Amendment was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]